FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-33356

Gafisa S.A.

(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor

São Paulo, SP, 05477-000

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

A Publicly Listed Company

Gafisa S.A. announces new date for release of its annual 2011 financial results

São Paulo, April 2, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA) announces the postponement of the release of its 2011 annual financial results as well as the related earnings release and guidance for the current fiscal year.

We have been engaged in a comprehensive review of our operations and business strategy, including material operational changes, a reduction in businesses involving the Tenda brand, an increase in investments in the Alphaville brand and a focus on the Gafisa brand in markets with higher profitability.

As a result of this comprehensive review, we have revised the budgets for our construction sites and conducted a full review of Tenda’s client portfolio in order to confirm the suitability of such clients with the criteria established for qualified lending by financial institutions.  We have also conducted a review of the potential value of land located in non-priority areas.

Our management has been focused on this complex review during the last couple of months in order to achieve more profitable operations for this current fiscal year.  We have renewed our focus on each of our business segments by assigning an executive officer for each brand.

At the same time, however, this process has required a more thorough analysis and extensive interactive process between our management and external auditors, which despite our collective best efforts, have not allowed for the annual audit to be concluded on a timely basis.

A more detailed analysis as well as a preview of the 2011 financial results, still subject to change, is being posted on our investor relations website at www.gafisa.com.br/ri, the websites of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários), or the CVM (www.cvm.gov.br) and the Brazilian Stock Exchange (Bolsa de Valores, Mercadorias e Futuro”), or BM&FBOVESPA, both through the IPE system.

The complete financial statements together with the audit opinion are currently being finalized and will be released on April 9, 2012, after financial markets close, at which time our general annual shareholders’ meeting will be convened.

Investor Relations Luciana Doria Wilson Website: www.gafisa.com.br/ir Telephone: +55 11 3025-9297 / 9242 / 9305 Fax: +55 11 3025-9348 E-mail: ri@gafisa.com.br	Media News Wire Débora Mari Máquina da Notícia Comunicação Integrada Telephone: +55 11 3147-7412 Fax: +55 11 3147-7900 E-mail: debora.mari@maquina.inf.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.
Date:	April 2, 2012	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Chief Executive Officer